Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratio of Earnings to Fixed Charges
(unaudited, in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
		(as adjusted) (1)		(as adjusted) (1)

Interest factor of rent expense (2)	$3,982	$3,287	$1,341	$1,191
Interest expense	11,816	14,547	3,549	4,768
Capitalized interest	51	—	—	—

Total fixed charges	$15,849	$17,834	$4,890	$5,959

Earnings from before income tax expense	$393,048	$333,462	$137,041	$82,761
Fixed charges	15,849	17,834	4,890	5,959

Earnings per calculation	$408,897	$351,296	$141,931	$88,720

Ratio of earnings to fixed charges (3)	25.80	19.70	29.02	14.89

(1)	Adjusted to reflect adoption of new convertible debt accounting standard as of January 1, 2009.

(2)	Estimated to be 33% of total rent expense.

(3)	Earnings per calculation divided by total fixed charges.